UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DENISON MINES CORP.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	Not Applicable
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

595 Bay Street, Suite 402 Toronto, Ontario Canada	M5G 2C2
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, no par value	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.                                                   [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.                                                     [ ]

Securities Act registration statement file number to which this form relates:	N/A	(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.           Description of Registrant’s Securities to be Registered.

Share Capital

The authorized capital of Denison Mines Corp. (the “Company”) consists of an unlimited number of common shares without par value (the “Shares”). The rights and restrictions pertaining to the Shares and holders thereof are set forth in the articles of the Company (the “Articles”), which govern the affairs of the Company (subject to any applicable laws). The Shares are represented by share certificates, the form of which has been approved by the Board of Directors and is acceptable to any stock exchange where the Shares are listed. As of April 16, 2007, 189,407,243 Shares are issued and outstanding, all of which are fully paid. None of the Shares are owned by the Company.

The holders of Shares are entitled to one vote for each Share held on all matters to be voted on by the shareholders. Generally, most matters required to be voted upon are ordinary resolutions, which require the affirmative vote of a majority (50% + 1) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass. However certain matters representing fundamental changes must be approved by a special resolution, which presently requires the affirmative vote of at least two thirds (66 2/3%) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass. The holders of Shares are entitled to receive notice of all meetings of shareholders and to attend and vote, in person or by proxy, at such meetings.

The rights attached to each Share is equal to every other Share, and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid all of its liabilities.

The holders of Shares are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefor. No dividends have been paid by the Company on any Shares since incorporation, nor does the Company intend to pay a dividend on any of its Shares in the immediate future. The Company anticipates that it will retain all earnings to finance the further growth and development of the Company’s business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based upon the Company’s financial condition and requirements at the relevant time.

No Shares have been issued subject to call or assessment. There are no pre-emptive, redemption or conversion rights attached to the Shares, and there are no provisions for purchase or cancellation, surrender, or any sinking fund or purchase fund.

Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the Articles and the Business Corporations Act (Ontario). Generally, substantive changes to such rights or provisions require the approval by the shareholders by special resolution (66 2/3% as discussed above).

There are no restrictions on the transferability of the Shares contained in the Articles of the Company. Requirements as to the applicable documentation to be submitted in connection with any transfer are set out in the Articles. There are no provisions in the Company’s Articles discriminating against any existing or prospective holder of Shares as a result of any such holder(s) owning a substantial amount of Shares. There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company, other than provisions in the Articles and the OBCA that would require approval by a special resolution of shareholders for an extraordinary corporate transaction involving the Company such as a merger, reorganization, tender offer, sale or transfer of all or substantially all of its assets or liquidation.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties or other payments to non-resident holders of Shares, except as discussed below under “Taxation”.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the Articles on the rights of foreigners to hold or vote Shares, except that the Investment Canada Act (Canada) (the “Investment Act”) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The following discussion summarizes the material features of the Investment Act, in its present form, for any such acquisitions.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of the voting shares. However, if a non-Canadian acquires one-third or more of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are “notifiable” (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister of Industry (Canada) is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada (or has sent notice to the acquirer waiving the obligation to submit an application prior to the completion of the acquisition).

Where either the acquirer is, or the Company is presently controlled by, a “WTO investor” (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than CAD 281 million (for acquisitions made in 2007). This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than CAD 5 million. The CAD 5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in a producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. For these transactions, a notification must be submitted within 30 days following the implementation of the acquisition. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is CAD 50 million or more, or if the value of the Company’s assets acquired in the total transaction is in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; or

(d)

by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

Taxation

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Shares by a person who is not resident in Canada but is resident in the United States and who will acquire and hold the Shares as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.

This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to April 17, 2007. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”) and the Protocols to the Convention. Limited liability companies (LLCs) which are treated as disregarded entities for purposes of domestic United States taxation laws are not entitled to the benefits of the Convention.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular United States holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, United States holders are advised to consult their own tax advisors with respect to their particular circumstances.

Dividends on Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a corporation that owns at least 10% of the voting shares of the payor corporation.

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the company or any other person remitting such amounts to a shareholder. The Company is liable for the amount of the tax if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Disposition of Common Shares

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the Shares represent “taxable Canadian property”. Shares will not generally constitute taxable Canadian property. Shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as “capital property” and used the Shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm’s length, 25% or more of the issued shares of any class of the capital stock of the Company.

Where a United States resident realizes a capital gain on a disposition of shares that constitute “taxable Canadian property”, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a)	the value of the Shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the Shares were owned by him when he ceased to be resident in Canada, or

(c)	the Shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of Shares that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit

Number	Exhibit Description

1.	Specimen of Common Share Certificate

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Denison Mines Corp.

By:	/s/ Sheila Colman
Name:	Sheila Colman

Title:	Canadian Counsel & Corporate Secretary

Dated: April 18, 2007

Exhibit List

Exhibit

Number	Exhibit Description

1.	Specimen of Common Share Certificate